UNITED STATES                     OMB APPROVAL
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              ---------------------


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                                 Happy Kids Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    411391105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Jack M. Benun
                                 Happy Kids Inc.
                              100 West 33rd Street
                            New York, New York 10001
                                 (212) 695-1151
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                               September 17, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|

CUSIP No. 4111391105             SCHEDULE 13D                Page 2 of 13 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     Jack Mark Benun



________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS
     BK; OO


________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     United States of America
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         6,587,500

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    None
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         3,293,750

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    None

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,587,500

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     63.49%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON
     IN


________________________________________________________________________________

CUSIP No. 4111391105             SCHEDULE 13D                Page 3 of 13 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     Mark Jack Benun



________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS
     BK; OO


________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(D)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     United States of America
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         None

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    None
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         3,293,750

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    None

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,293,750

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     31.74%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON
     IN


________________________________________________________________________________

CUSIP No. 4111391105             SCHEDULE 13D                Page 4 of 13 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     Isaac Maurice Levy



________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS
     BK; OO


________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     United States of America
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         1,162,500

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    None
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         1,162,500

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    None

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,162,500

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.20%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON
     IN


________________________________________________________________________________

                                 Amendment No. 1
                                 ---------------

       This Amendment No. 1 (the "Amendment No. 1") is filed by Jack Mark Benun, Mark Jack Benun and Isaac Maurice Levy (collectively, the "Reporting Group" or the "Management Shareholders") and amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on July 23, 1999 (the "Statement"), and is being filed pursuant to Rule 13d-2 of the Securities and Exchange Act of 1934 (the "Exchange Act"). This Amendment No. 1 is being filed in connection with the execution of the Agreement and Plan of Merger, dated as of September 17, 1999 (the "Merger Agreement"), by and between HK Merger Corp. ("HK") and
Happy Kids Inc. (the "Company"), and certain other documents and agreements executed simultaneously in connection with the Merger Agreement. The Reporting Group constitutes a "group" for purposes of Rule 13d-5 under the Securities Exchange Act of 1934, as amended, with respect to Messrs. Benun, Benun and Levy's respective beneficial ownership of the common stock, par value $.01 per share, of the Company (the "Common Stock" or the "Shares").

       The undersigned hereby amends Items 3, 4, 5, 6 and 7 of the Statement as hereinafter set forth:

Item 3.Source and Amount of Funds or Other Consideration

       Item 3 of the Statement is hereby amended to read in its entirety as follows:

       General
       -------

       On July 12, 1999, the Company's Board of Directors (the "Board") received for consideration a proposal (the "Proposal") from H.I.G. Capital, L.L.C. ("H.I.G."), a private investment firm, to recapitalize the Company in a going-private transaction. Certain terms and conditions of the Proposal are set forth in that certain Letter of Intent dated July 9, 1999, entered into by and among H.I.G. and each of the Reporting Persons, which was filed as Exhibit 1 to the Statement and is incorporated herein by reference. On September 17, 1999, the Company and HK Merger Corp. ("HK"), an affiliate of H.I.G., entered into an Agreement and Plan of Merger (the "Merger Agreement"), whereby HK will be merged with and into the Company (the "Merger") and the Company will be the corporation surviving the Merger (the "Surviving Corporation"). On the same day, the Company's Board of Directors, in reliance upon the recommendation of its special committee of disinterested directors (the "Special Committee") and the fairness opinion given by CIBC World Markets Corp. with respect to the $12.00 per share consideration to be paid to the Company's public shareholders, approved and adopted the Merger Agreement and the transactions contemplated therein and recommended the approval and adoption of the Merger Agreement to the shareholders of the Company. On that date, the Company also issued a press release announcing the execution of the Merger Agreement (the "Press Release").

       Merger Agreement
       ----------------

       Consideration and Conversion
       ----------------------------

       Under the terms of the Merger Agreement, each Share held by public shareholders of the Company will be converted into the right to receive $12.00 per share in cash without interest. The Reporting Group , which collectively holds 74.69% of the Company's outstanding Shares, will receive $7.164 per share in cash for 6,874,652 Shares (88.71% of their total holdings of outstanding Shares) for an aggregate cash consideration of $49.25 million (as applicable, the "Merger Consideration"). The remaining Shares held by the Reporting Group (an aggregate of 875,348 Shares) will be converted into shares of common stock, par value $.01 per share, of the Surviving Corporation (the "Surviving Corporation Stock") representing a 23.61% equity interest in the Surviving Corporation. Each share of common stock, par value $.01 per share, of HK will be converted into one share of Surviving Corporation Stock. H.I.G. has committed, through the purchase of common stock of HK, to contribute $20.3 million in equity capital to the Surviving Corporation.

       Immediately prior to the Effective Time (as defined below) of the Merger, each holder of a Company stock option to purchase the Common Stock will be entitled to receive a cash payment equal to the product of (i) the total number of Shares exercisable pursuant to the holder's stock option (except for non-employee holders of a stock option, in which case this number will be the total number of Shares subject to such option regardless of whether or not such stock option is fully exercisable as of closing) and (ii) the excess of the Merger Consideration over the exercise price per Share subject to such stock option. The surrender of a stock option for payment will release all of such holder's rights in the stock option and all non-exercisable stock options will be canceled immediately prior the Effective Time.

       Effective Time
       --------------

       The Merger will become effective immediately upon filing a Certificate of Merger with the New York Department of State in accordance with the relevant provisions of the New York Business Corporation Laws (the "Effective Time"). The Certificate of Merger will be filed only upon satisfaction or waiver of the conditions contained in the Merger Agreement and only if no party has exercised any right of termination provided in the Merger Agreement. It is expected that, after the Effective Time, the registration of the Company's Common Stock pursuant to the Exchange Act will be terminated and the Common Stock will be delisted from the Nasdaq National Market.

       Representations and Warranties
       ------------------------------

       Both the Company and HK have made customary representations and warranties set forth in Articles 3 and 4 of the Merger Agreement, including, but not limited to, matters related to the organization of both parties, authority of both parties relative to the Merger Agreement, the business and operations of both parties and compliance of both parties with applicable laws. The consummation of the Merger is subject to, among other conditions, the truth and correctness of such representations and warranties of both parties set forth in the Merger Agreement.

       Conditions
       ----------

       The obligations of the Company and HK to consummate the Merger are subject to the conditions that (i) the Company obtains the affirmative vote of holders of two-thirds of all the issued and outstanding Common Stock entitled to vote to approve and adopt the Merger Agreement, (ii) no United States federal or state statute, rule or regulation enacted after the date of the Merger Agreement would impose a material limitation on the ability of HK to acquire or hold the Company's business and (iii) any waiting period under the Hart-Scott Rodino Act applicable to the Merger has expired or been terminated.

       The obligations of HK to consummate the Merger are subject the satisfaction and waiver of further conditions including, but not limited to, the following: (i) the truth and correctness of the representations and warranties of the Company in the Merger Agreement as of the date of the Merger Agreement and the closing of the Merger (the "Closing"), (ii) the performance of all obligations of the Company under the Merger Agreement prior to the Closing in all material respects, (iii) the receipt by HK of licenses, permits, consents, approvals, authorizations, qualifications and orders of governmental entities of third parties set forth in the

Merger Agreement and (iv) HK's receipt of proceeds from financing from Bankers Trust Company and its affiliates and from Bankers Trust Corporation and its affiliates on such terms and amounts set forth in Exhibit A to the Merger Agreement.

       The obligations of the Company to consummate the Merger are subject the satisfaction and waiver of further conditions including, but not limited to, the following: (i) the truth and correctness of the representations and warranties of HK in the Merger Agreement as of the date of the Merger Agreement and the
Closing, (ii) the performance of all obligations of HK under the Merger Agreement in all material respects, (iii) Surviving Corporation's payment of the four-year 5.7% promissory notes in an aggregate principal amount of approximately $5.57 million, issued to certain shareholders in connection with the termination of the Company's S Corporation status and (iv) no court in the United States or other governmental entity has issued any order, decree or ruling or undertaken any action restraining, enjoining or otherwise (a) prohibiting the consummation of the Merger or transactions contemplated in the Merger Agreement, (b) prohibiting of limiting the ownership or operation by the Company or its subsidiaries of any material portion of their business or assets, or to dispose of or hold separate any material portion of business or assets or
(c) imposing limitations on the ability of HK to acquire, hold or exercise its rights of ownership in the Shares, including the right to vote Shares on all matters presented to the shareholders of the Company.

       No Solicitation
       ---------------

       Prior to October 15, 1999, the Company, its affiliates and representatives may (i) directly or indirectly solicit, initiate, or encourage, or take any action to facilitate inquiries from any person that may constitute or reasonably expect to lead to an acquisition, merger, consolidation or other similar transaction with the Company or its subsidiaries (collectively, "Acquisition Proposals"), (ii) enter into, maintain discussions with any person in furtherance to obtain an Acquisition Proposal, (iii) agree or endorse any Acquisition Proposal, (iv) enter into any agreement, arrangement or understanding to terminate the consummation of the Merger or (v) authorize or permit any representative to take any such action. After October 15, 1999, the Company, its affiliates and representatives, may not take any actions stated in
(i) through (v) above; provided however, that nothing in the Merger Agreement will prohibit the Company's Board from (a) engaging in negotiations or discussions with any person that makes an unsolicited proposal to the extent that the Company's Board or Special Committee determined in good faith that it has a fiduciary obligation to engage in such negotiations or discussions, (b) withdrawing or modifying its recommendation to the shareholders on the approval and adoption of the Merger Agreement to the extent that the Company's Board determined in good faith that it has a fiduciary obligation to do so and (c) disclosing to the Company's shareholders a position contemplated by Rules 14d-9 and 14e-2 of the Exchange Act or by rules of any self-regulating securities exchange, market or other body.

       Indemnification
       ---------------

       Pursuant to the Merger Agreement, the Company and, from and after the Effective Time, the Surviving Corporation will indemnify, defend and hold harmless the present and former officers, directors, employees and agents of the Company and its subsidiaries against all losses, damages, expenses and fines arising out of or relating to matters occurring at or prior to the Effective Time. See also Item 4. of this Amendment No. 1 -- the "Support Agreement."

       Termination
       -----------

       The Merger Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time, notwithstanding the approval of the shareholders of the Company, (i) by mutual consent of HK and the Company, (ii) by HK or the Company if the Merger is not consummated on or before February 15, 2000 (unless such party has materially breached the Merger Agreement), (iii) by HK or the Company if any court in the United States or governmental entity has issued any order, decree or ruling or taken an action restraining or enjoining or otherwise prohibiting the Merger; provided the party seeking to terminate the Merger Agreement has taken reasonable efforts to remove or lift such order, decree, ruling or other action, (iv) by the Company, if prior to the Effective Time, a person has made a Formal Acquisition Proposal (as defined in the Merger Agreement) or has commenced a tender or exchange offer for the Shares and the Company's Board or Special Committee determines in good faith that its fiduciary duties require it to accept such proposal, (v) by HK if the Company's Board has
(a) failed to recommend to the Company's shareholders that they give shareholder approval to the Merger, (b) withdrawn or modified in a manner adverse to HK its approval or recommendation of the Merger Agreement or Merger, (c) approved or recommended an Acquisition Proposal or (d) resolved to effect any of the foregoing, (vi) by either HK or the Company if the appropriate shareholder approval of the Merger is not obtained and (vii) by either HK or the Company if the other party is in material breach of the Merger Agreement and such breach is not cured within 20 days.

       If the Merger Agreement is terminated pursuant to (iv) above, or by HK pursuant to (ii) above due to a material breach by the Company, or by HK pursuant to (v) or (vii) above and prior to such termination HK has not materially breached the Merger Agreement, the Company will pay HK in cash $4 million within 3 days after such termination. The Merger Agreement will become void and have no force or effect upon termination of the Merger Agreement pursuant to (i) through (iv) above; provided, however, that such termination will not relieve any party of its obligation to pay certain fees and payments upon termination of the Merger Agreement nor relieve any party from liability for any breach of a covenant, representation or warranty under the Merger Agreement. See also Item 4. of this Amendment No. 1--the "Support Agreement."

       The foregoing discussion of the Merger Agreement and Press Release is qualified in its entirety by reference to the Merger Agreement and Press Release filed with this Amendment No. 1 as Exhibits 1. and 2. and incorporated herein by reference.

Item 4.Purpose of Transaction.

       Item 4. of the Statement is hereby amended to read in its entirety as follows:

       (a) - (j) The information set forth in Item 3. above is incorporated herein by reference.

       Support Agreement
       -----------------

       Restrictions on Transferability and Voting
       ------------------------------------------

       In connection with the Merger Agreement, Messrs. Benun, Benun and Levy (each a "Management Shareholder") and HK entered into a Support Agreement, dated September 17, 1999 (the "Support Agreement"). Pursuant to the Support Agreement, each Management Shareholder agreed, except as contemplated in the Merger Agreement, to not (i) sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract or arrangement to sell, transfer, assign or otherwise dispose of any of his Shares to any person other than to HK or HK's designee,
(ii) enter into any voting arrangement with respect to his Shares or (iii) take any other action that would in any way restrict, limit or interfere with the performance of his obligations under the Support Agreement.

       Furthermore, at any meeting of the Company's shareholders called to vote upon the Merger and the Merger Agreement, or in any other circumstances upon which a vote, consent or approval with respect to the Merger and the Merger Agreement is sought, each Management Shareholder will, as requested by HK, vote his Shares in favor of the Merger, the adoption of the Merger Agreement and the approval of other transactions contemplated by the Merger Agreement. At any meeting of the Company's shareholders or in any circumstances upon which a Management Shareholder's vote, consent or other approval is sought, each Management Shareholder will, as requested by HK, vote his Shares against (i) any Alternative Transactions (as defined therein) or (ii) any Frustrating Transactions (as defined therein).

       Non-Solicitation
       ----------------

       Each Management Shareholder also agrees not to (i) directly or indirectly solicit, initiate, or encourage or take any other action to facilitate, any inquiries or proposals from any person that may constitute or reasonably lead to an Acquisition Proposal (as defined therein), (ii) enter into or maintain discussions and negotiations with any person in furtherance to obtain an Acquisition Proposal, (iii) agree to endorse any Acquisition Proposal or (iv) enter into any agreement, arrangement or understanding requiring the Company to abandon, terminate or fail to consummate the Merger or any other transactions contemplated by the Merger Agreement.

       Proxy
       -----

       Each Management Shareholder irrevocably grants to and appoints to John Black, Rick Rosen and any other person designated by HK, his proxy and attorney-in-fact to vote his Shares or grant a consent or approval in respect of such Shares, at any meeting of the Company's shareholders or in any other circumstances upon which their vote, consent or other approval is sought, (i) in favor of the Merger, the adoption by the Company of the Merger Agreement and the approval of the other transactions contemplated by the Merger Agreement and (ii) against any Alternative Transaction or Frustrating Transaction.

       Indemnity and Escrow
       --------------------

       The Management Shareholders will deposit $4,250,000 in cash into an escrow account, established pursuant to an escrow agreement (the "Escrow Agreement"), to satisfy its indemnification obligations pursuant to the Support Agreement. Other than pursuant to the Support Agreement, HK and its affiliates will not assert any claims, proceedings or actions against any Management Shareholder with respect to the Merger Agreement or any action or inaction of the Management Shareholder acting in his capacity as officer, director, shareholder or employee of the Company occurring prior to the Merger (except for fraudulent acts). Except as permitted under the Escrow Agreement, after the Effective Time, the Management Shareholders will not assert any claim, proceeding or action against the Company, HIG-HK Investment, Inc. or their affiliates with respect to the Merger Agreement, the Support Agreement or any action or inaction of the Company or HIG-HK Investment, Inc. relating to the Merger Agreement or the Support Agreement.

       The Management Shareholders, jointly and severally, will indemnify HK and its affiliates, officers, directors, employees, agents and representatives and HIG-HK Investment, Inc. and hold each such person harmless from any Loss (as defined therein) which such person may suffer as a result of a breach by (i) the Company of any representation or warranty set forth in Article 3 in the Merger Agreement or (ii) the Management Shareholders of any representation or warranty set forth in the Support Agreement, to the extent that such Loss exceeds $250,000, in which case the Management Shareholders will be liable for the full amount of the Loss. The indemnification claim shall be limited to the amount in the escrow in the Escrow Agreement provided however that the Management Shareholders may have to indemnify for Losses in excess of the escrow amount for breaches of certain representations or warranties of the Company in the Merger Agreement.

       Non-Competition
       ---------------

       For a period of 5 years after Closing, each Management Shareholder will not (i) participate in the Company's Business (as defined therein), (ii) divulge or appropriate for use any secret or confidential information concerning the Business or (iii) solicit the employment of or hire directly or indirectly any employee of the Business or any person who was an employee during the one year preceding such solicitation or hire without the prior written consent of the Company and HIG-HK Investment, Inc.

       Termination Fee
       ---------------

       In the event that the Company pays a termination fee pursuant to the Merger Agreement, the Management Shareholders will jointly and severally pay HK $1.5 million in cash within 10 days after the Company's termination fee becomes due. In addition, the Management Shareholders will jointly and severally pay HK in cash an Alternate Transaction Fee (as defined therein) at the closing of a transaction that closes within 12 months of the date of the termination of the Merger Agreement wherein any of the Management Shareholders sell their Shares to a person other than HK or an affiliate of HK.

       The foregoing discussion of the Support Agreement is qualified in its entirety by reference to the Support Agreement filed with this Amendment No. 1 as Exhibit 3. and incorporated herein by reference.

       Shareholders Agreement
       ----------------------

       In connection with the Merger Agreement, and in contemplation of the Company's continued existence after the Merger as a "private company", the Management Shareholders, the Company, HIG-HK Investment, Inc. ("Parent"), and each other persons who acquire securities and enters into such agreement (collectively, the "Restricted Shareholders"), entered into a Shareholders Agreement, dated September 17, 1999 (the "Shareholders Agreement").

       Board of Directors
       ------------------

       From and after the Effective Time, each holder of the Shareholder Shares (as defined therein) will vote their shares and the Company will take all actions so that: (i) the number of directors on the Company's Board will be established at a number which Parent will designate from time to time, (ii) the following persons are elected to the Company's Board: (a) such representatives designated by holders of a majority of Parent's Shares ("Parent Directors"), initially being John R. Black, Rick Rosen, Sami W. Mnaymneh, Anthony A. Tamer and John P. Bolduc and (b) Jack M. Benun, Mark J. Benun, Isaac Levy and Andrew Glasgow (the "Management Directors"), (iii) the removal from the Company's Board of any Parent Director will be only upon written request of Parent, (iv) the removal from the Company's Board of any Management Director be only upon written request of the a majority of Management Directors, (v) in the event the Management Director ceases to be an employee of the Company, such director will be removed as a director after his termination upon certain conditions and (vi) any vacancies on the Board will be filled by a representative appointed by the remaining Parent Directors or Management Directors, as applicable.

       Restrictions on Transferability
       -------------------------------

       Subject to limitations in the Shareholders Agreement, all Restricted Shareholders other than Parent will not sell, transfer, assign, pledge or dispose of (a "Transfer") any of its Shareholders Shares without prior written consent of Parent. Also, except with respect to a Permitted Transfer (as defined therein), Parent must deliver to the other holders of Shareholder Shares written notice of its intention to Transfer Shareholder Shares and upon receipt of such notice, all other holders of Shareholder Shares will have an option to participate in the Transfer on the same terms as offered by Parent to the transferee. Such restrictions set forth in this paragraph will cease upon the earlier of (i) a Transfer of such Shareholder Shares through a Public Sale (as defined therein), (ii) the consummation of an Approved Sale (as defined therein) or (iii) the consummation of the Company's initial public offering of its equity securities ("IPO").

       Repurchase Option
       -----------------

       In the event a Management Shareholder is no longer an employee with the Company because of death or disability, such Management Shareholder may transfer his Shareholder Shares to the other Management Shareholders or Parent. In the event a Management Shareholder is no longer an employee with the Company because of his termination for Cause (as defined therein) or resigns without Good Reason (as defined therein), the Shareholder Shares may be purchased by Parent and the purchase price for each Management Shareholder's Share will be the Original Value (as defined therein) for such Shareholder Share. The Company may have the option to purchase any Management Shareholder' Shareholder Shares not purchased by Parent. Such rights of repurchase will cease upon the earlier of (i) the consummation of an Approved Sale or (ii) the consummation of an IPO.

       Sale of the Company
       -------------------

       In the event the Board of Directors of the Company determines to sell all or substantially all of the assets or capital stock of the Company, each Management Shareholder will be given an opportunity to make an offer to purchase such assets or stock of the Company. If an Approved Sale occurs, all holders of Shareholder Shares will waive all dissenters' rights in a merger, and each holder of Shareholder Shares will agree to sell all of its Shares on the terms of the Approved Sale adopted by the Company's Board. The provisions of this paragraph will cease upon consummation of an IPO.

       Preemptive Rights
       -----------------

       If the Company authorizes the issuance or sale of its equity securities (other than as a dividend or pursuant to a registered public offering) to Parent or its affiliates, the Company will first offer to sell such securities to each holder of Shareholder Shares at the same terms offered to Parent or its affiliates. Such rights, however, will terminate upon consummation of an IPO.

       The foregoing discussion of the Shareholders Agreement is qualified in its entirety by reference to the Shareholders Agreement filed with this Amendment No. 1 as Exhibit 4. and incorporated herein by reference.


Item 5.Interest in Securities of the Issuer.

       The sixth sentence of Item 5(a)-(b) to the Statement is amended to read in its entirety as follows:

       Except for the  3,293,750  shares of Common Stock owned of record by Mark
J. Benun, as to which Jack M. Benun has no power with respect to disposal or directing the disposition of such shares, Jack M. Benun has the sole power to dispose or to direct the disposition of all such shares;
(ii) Mark J. Benun beneficially owns 3,293,750 shares of Common Stock.

       Item 5.(c) of the Statement is hereby amended to read in its entirety as follows:

       The information set forth in Item 3. and Item 4. to this Amendment No. 1 is incorporated herein by reference.

Item 6.Interest in Securities of the Issuer.

       Item 6. (c) of the Statement is hereby amended to read in its entirety as follows:

       The information set forth in Item 3. and Item 4. to this Amendment No. 1 is incorporated herein by reference.

Item 7.Material to be Filed as Exhibits.

       The Item 7. of the Statement is amended and supplemented to add the following Exhibits:

       1. Agreement and Plan of Merger, dated as of September 17, 1999, by and between HK Merger Corp. and Happy Kids Inc.

       2. Press Release of Happy Kids Inc., dated September 17, 1999.

       3. Support Agreement, dated as of September 17, 1999, among HK Merger Corp., and the persons listed on Schedule A thereto.

       4. Shareholders Agreement, dated as of September 17, 1999, by and among Happy Kids Inc., HIG-HK Investment, Inc., each of the persons listed in
Schedule I thereto and each other person set forth from time to time in Schedule I thereto.

                                    SIGNATURE


       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated September 21, 1999



                                        JACK M. BENUN


                                             /s/ Jack M. Benun
                                        ----------------------------------------


                                        MARK J. BENUN


                                             /s/ Mark J. Benun
                                        ----------------------------------------


                                       ISAAC LEVY


                                             /s/ Isaac Levy
                                        ----------------------------------------

                                Exhibit Index
                                -------------

Exhibit
-------
Number      Description
------      -----------

1. Agreement and Plan of Merger, dated as of September 17, 1999, by and between HK Merger Corp. and Happy Kids Inc.

2.          Press Release of Happy Kids Inc., dated September 17, 1999.

3. Support Agreement, dated as of September 17, 1999, among HK Merger Corp., and the persons listed on Schedule A thereto.

4. Shareholders Agreement, dated as of September 17, 1999, by and among Happy Kids Inc., HIG-HK Investment, Inc., each of the persons listed in Schedule I thereto and each other person set forth from time to time in Schedule I thereto.